OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

DepoMed, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

249908 10 4

(CUSIP Number)

Linda L. Curtis, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Nov. 14, 2003

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 2 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 3 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Life Sciences Technology Fund II NC Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 4 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MDS Life Sciences Technology Fund II Quebec Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 5 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): MLII Co-Investment Fund NC Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 6 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): SC Biotechnology Development Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 7 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): MDS LSTF II (NCGP) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 8 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): MDS LSTF II (QGP) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 9 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): MLII (NCGP) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 10 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): SC (GP) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 11 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): MDS Capital Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,991,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,991,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,991,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 12 of 21 Pages

1.	Name of Reporting Persons: I.R.S. Identification No. of above persons (entities only): Michael Callaghan

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,021,598(1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,021,598(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,021,598(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒(2)

13.	Percent of Class Represented by Amount in Row (11): 8.5%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 810,186 shares of Common Stock underlying the Warrants exercisable on July 21, 2003 and 30,000 shares of Common Stock underlying the Options.
(2)	Excludes certain shares of Common Stock (including those subject to Warrants) beneficially owned by certain other shareholders identified in Item 6 of the Schedule 13D – Voting Commitments.
(3)	The percent beneficial ownership of the voting stock is based on 34,583,368 shares of Common Stock outstanding on March 5, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with the shares of Common Stock underlying the Purchasers’ Warrants exercisable on July 21, 2003 and the shares of Common Stock underlying the Options.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 13 of 21 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2003 (the “Schedule 13D”), which relates to the common stock, no par value per share (the “Common Stock”) of DepoMed, Inc., a California corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed by MDS Capital Corp., a corporation incorporated under the laws of Ontario, Canada (“MDS Capital”), MDS Life Sciences Technology Fund II NC Limited Partnership, an Ontario limited partnership (“Life NC”), MDS Life Sciences Technology Fund II Quebec Limited Partnership, a Quebec limited partnership (“Life Quebec”), MLII Co-Investment Fund NC Limited Partnership, an Ontario limited partnership (“MLII NC”), SC Biotechnology Development Fund LP, a Cayman Islands limited partnership (“SC Biotech”), MDS LSTF II (NCGP) Inc., an Ontario corporation (“NCGP”), MDS LSTF II (QGP) Inc., a Quebec corporation (“QGP”), MLII (NCGP) Inc., an Ontario corporation (“MLII GP”), SC (GP) Inc., a Cayman Islands corporation (“SCGP”), MDS Capital Management Corp. (formerly MDS Health Ventures Management Inc.), an Ontario corporation (“MDS Management”) and Michael Callaghan, an individual and citizen of Canada (collectively, “Reporting Persons”) pursuant to their Joint Filing Agreement (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the SEC on May 1, 2003).

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following information:

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MDS Capital and each executive officer and director of NCGP, QGP, MLII GP, SCGP and MDS Management the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years preceding the date of this Amendment No. 1.

None of the Reporting Persons or the individuals listed in Appendix A has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years preceding the date of this Amendment No. 1.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 14 of 21 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following information:

On March 5 and 8, 2004, 133,400 shares of Common Stock were sold. The following dispositions of Common Stock occurred: Life NC disposed of 59,187 shares of Common Stock; Life Quebec disposed of 20,853 shares of Common Stock; MLII NC disposed of 26,680 shares of Common Stock; and SC Biotech disposed of 26,680 shares of Common Stock. As a result of such sales, the total aggregate beneficial ownership of the Reporting Persons was reduced by 133,400 shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety:

(a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 2,181,412 shares of Common Stock and 810,186 shares of Common Stock underlying the Warrants which became exercisable on July 21, 2003, representing in the aggregate approximately 8.5% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding as of March 5, 2004, in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 15, 2004, together with the shares underlying the Purchaser’s Warrants exercisable on July 21, 2003. Michael Callaghan may be deemed to directly and/or indirectly beneficially own an additional 30,000 shares of Common Stock underlying stock options granted to him as a director of the Issuer (the “Options”). Each Reporting Person disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

Due to their relationship with one another and the voting covenant contained in the Purchase Agreement and certain other nominee voting commitments entered into by certain other shareholders identified in Item 6 of the Schedule 13D which were entered into as a condition to closing the purchase of Securities by the Purchasers described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock and Warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filings of this Amendment No. 1 and the Schedule 13D are not and should not be deemed admissions that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any other Reporting Person.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 15 of 21 Pages

If the Reporting Persons listed below are deemed to beneficially own the Securities of the other Reporting Persons, then:

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
		Common Stock	Underlying Warrants and/or Options(1)
Life NC	0	2,181,412	810,186	2,991,598	8.5%
Life Quebec	0	2,181,412	810,186	2,991,598	8.5%
MLII NC	0	2,181,412	810,186	2,991,598	8.5%
SC Biotech	0	2,181,412	810,186	2,991,598	8.5%
Michael Callaghan	0	2,181,412	840,186	3,021,598	8.5%
Other Reporting Persons	0	2,181,412	810,186	2,991,598	8.5%

(1)	Warrants are exercisable for five years commencing July 21, 2003 (90 days after their acquisition).

(c)	Other than as reported in this Amendment No. 1, none of the Reporting Persons has effected any transactions involving the Common Stock, the Warrants or the Options in the 60 days prior to filing this Amendment No. 1.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated as of April 14, 2004.

MDS Capital Corp.

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Chief Operating Officer and Secretary	Vice-President – Legal and Secretary

MDS Life Sciences Technology Fund II NC Limited Partnership
By: MDS LSTF II (NCGP) Inc., its General Partner

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

MDS Life Sciences Technology Fund II Quebec Limited Partnership
By: MDS LSTF II (QGP) Inc., its General Partner

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President	Secretary

MLII Co-Investment Fund NC Limited Partnership
By: MLII (NCGP) Inc., its General Partner

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

SC Biotechnology Development Fund LP
By: SC (GP) Inc., its General Partner

By:	/s/ Alan Milgate	/s/ William Walmsley

Name:	Alan Milgate	William Walmsley
Title:	Directors of Cardinal Investments Limited, Director of SC (GP) Inc.

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 17 of 21 Pages

MDS LSTF II (NCGP) Inc.

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

MDS LSTF II (QGP) Inc.

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President	Secretary

MLII (NCGP) Inc.

By:	/s/ Gregory Gubitz	/s/ Graysanne Bedell

Name:	Gregory Gubitz	Graysanne Bedell
Title:	Vice-President and Director	Secretary

SC (GP) Inc.

By:	/s/ Alan Milgate	/s/ William Walmsley

Name:	Alan Milgate	William Walmsley
Title:	Directors of Cardinal Investments Limited, Director of SC (GP) Inc.

MDS Capital Management Corp.

By:	/s/ Michael Callaghan	/s/ Richard Lockie

Name:	Michael Callaghan	Richard Lockie
Title:	Vice-President	Vice-President

/S/ MICHAEL CALLAGHAN

Michael Callaghan

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 18 of 21 Pages

APPENDIX A

MDS Capital Corp.: Sole Shareholder of the General Partners of the Purchasers

Unless otherwise noted below, each of the listed individuals is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6. Unless otherwise noted, each of the listed persons’ position with MDS Capital is also his/her principal occupation.

NAME/PLACE of CITIZENSHIP	POSITION with MDS CAPITAL	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Edward Rygiel	Director/Executive Chairman	Executive Vice-President of MDS Inc.
Michael Burns	Director	Chairman, The Sentinel Group	1450 Creekside Drive, Suite 100 Vancouver, B.C. V6J5B3
Peter de Auer	Director	President, Cluster Asset Management Inc.	130 Bloor Street West, Suite 600 Toronto, Ontario M5S 1N5
James Garner	Director	Executive Vice-President & Chief Financial Officer, MDS Inc.
Richard Johnston	Director	Independent Consultant	1325 Winterberry Drive Burlington, Ontario L7P 4S7
James Osborne	Director	President, Westgate Capital Corp.	167 Lombard Ave., Suite 808 Winnipeg, Manitoba R3B 0V3
Michael Muller	Director, President/ Chief Executive Officer
Anthony Pullen	Director	Managing Director, Loewen, Ondaajtje, McCutcheon Limited	55 Avenue Road, Suite 2250 Toronto, Ontario M5R 3L2
Michael Callaghan	Sr. Vice-President
Darrell Elliot	Sr. Vice-President
Gregory Gubitz	Chief Operating Officer
Richard Lockie	Sr. Vice-President
Jean-Christophe Renondin – France	Sr. Vice-President		2000 Peel St., Suite 506 Montreal, Quebec H3A 2W5
Brian Underdown	Sr. Vice-President
Robert Allan	Vice-President
Graysanne Bedell	Vice-President Legal & Secretary
Denise Arsenault	Vice-President Finance
Gerald Brunk – United States	Vice-President		245 First St., Suite 1800 Cambridge, MA 02142
Anthony Flynn	Vice-President, Retail Funds
Jason Gross – United States	Vice-President
Vincent Lum	Vice-President		1095 W. Pender St. Suite 1120 Vancouver, B.C. V6E 2M6
Amit Monga	Vice-President
Benjamin Rovinski	Vice-President
Anthony Natale – United States	Vice-President		245 First St., Suite 1800 Cambridge, MA 02142
Nandini Tandon – India	Vice-President		187 Easy Street Mountain View, CA 94043
Hakan Telenius	Vice-President		1095 W. Pender St., Suite 1120 Vancouver, B.C. V6E 2M6

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 19 of 21 Pages

MDS Capital Management Corp.: Manager of Life NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME	POSITION with MDS Management	PRINCIPAL OCCUPATION
Michael Mueller	Director, President & Chief Executive Officer	President & Chief Executive Officer of MDS Capital
Denise Arsenault	Vice-President, Finance	Vice-President – Finance of MDS Capital
Graysanne Bedell	Vice-President, Legal, & Secretary	Vice-President, Legal, & Secretary of MDS Capital
Gregory Gubitz	Director & Chief Operating Officer	Chief Operating Officer of MDS Capital
Michael Callaghan	Sr. Vice President/ Authorized Trading Officer	Sr. Vice-President of MDS Capital
Darrell Elliott	Sr. Vice-President	Sr. Vice-President of MDS Capital
Jean-Christophe Renondin	Sr. Vice-President	Sr. Vice-President of MDS Capital
Richard Lockie	Sr. Vice President/Authorized Trading Officer	Sr. Vice-President of MDS Capital

MDS LSTF II (NCGP) Inc.: General Partner of Life NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/ PLACE of CITIZENSHIP	POSITION with MDS LSTF II (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Michael Mueller	Director/President	President & Chief Executive Officer of MDS Capital
Gregory Gubitz	Director/Vice-President	Sr. Vice-President of MDS Capital
Graysanne Bedell	Secretary	Vice-President – Legal of MDS Capital
Michael Callaghan	Vice-President	Sr. Vice-President of MDS Capital
Darrell Elliot	Vice-President	Sr. Vice-President of MDS Capital
Richard Lockie	Vice-President	Sr. Vice-President of MDS Capital
Jean-Christophe Renondin – France	Vice-President	Sr. Vice-President of MDS Capital	2000 Peel St., Suite 560 Montreal, Quebec H3A 2W5

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 20 of 21 Pages

MDS LSTF II (QGP) Inc.: General Partner of Life Quebec

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 2000 Peel St., Suite 560, Montreal, Quebec H3A 2W5.

NAME/ PLACE of CITIZENSHIP	POSITION with MDS LSTF II (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Michael Mueller	Director/President & Chief Executive Officer	President & Chief Executive Officer of MDS Capital	100 International Boulevard Toronto, Ontario M9W 6J6
Bernard Coupal	Director	President, Societe en Commandite T2C2/BIO	1550 Metcalf St., Suite 502 Montreal, Quebec H3A 1X6
Maurice Forget	Director	Partner, Fasken Martineau DuMoulin LLP	800 Place Victoria, Montreal, Quebec H3B 4S9
Murray Ducharme	Director	Vice-President, Pharmacokinetis & Pharmacodynamics, MDS Pharma Services Division, MDS (Canada) Inc.	2350 Cohen St-Laurent, Quebec H4R 2T6
Jean Page	Director	Managing Director, National Bank Financial Inc.	1155 Metcalfe St. 5th Floor Montreal, Quebec H3B 4S9
Graysanne Bedell	Secretary	Vice-President – Legal and Secretary of MDS Capital	100 International Boulevard Toronto, Ontario M9W 6J6
Gregory Gubitz	Vice-President	Chief Operating Officer of MDS Capital	100 International Boulevard Toronto, Ontario M9W 6J6
Jean-Christophe Renondin – France	Vice-President	Sr. Vice-President of MDS Capital

MLII (NCGP) Inc: General Partner of MLII NC

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address 100 International Boulevard, Toronto, Ontario M9W 6J6.

NAME/PLACE of CITIZENSHIP	POSITION with MLII (NCGP)	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Michael Mueller	Director/President	President & Chief Executive Officer of MDS Capital
Gregory Gubitz	Director/Vice-President	Chief Operating Officer of MDS Capital
Graysanne Bedell	Secretary	Vice-President – Legal and Secretary of MDS Capital
Michael Callaghan	Vice-President	Sr. Vice-President of MDS Capital
Darrell Elliott	Vice-President	Sr. Vice-President of MDS Capital	1095 W. Pender St., Suite 1120 Vancouver, B.C. V6E 2M6
Richard Lockie	Vice-President	Sr. Vice-President of MDS Capital
Jean-Christophe Renondin – France	Vice-President	Sr. Vice-President of MDS Capital	2000 Peel St., Suite 560 Montreal, Quebec H3A 2W6

CUSIP No. 249908 10 4	Amendment No. 1 to Schedule 13D	Page 21 of 21 Pages

SC (GP) Inc.: General Partner of SC Biotech

Unless otherwise noted below, each of the listed persons is a citizen of Canada and has as his/her business address One Capital Place, P.O. Box 897, GT Grand Cayman, Cayman Islands.

NAME	POSITION with SC (GP)	PRINCIPAL OCCUPATION
Cardinal Investments Limited	Director	N/A
Woodbourne Associates (Cayman) Limited	Secretary	N/A

Cardinal Investments Limited: Sole Director of SC (GP) Inc.

Unless otherwise noted below, each of the listed persons’ principal occupation is a Chartered Accountant and has as his/her business address P.O. Box 1787 GT, Grand Cayman, Cayman Islands, except Woodburne Associates which has as a principal business address P.O. Box 897, GT Grand Cayman, Cayman Islands.

NAME	PLACE of CITIZENSHIP	POSITION with Cardinal Investments	PRINCIPAL OCCUPATION
Alan Milgate	Canada	Director
Alison Hill	Britain	Director	Chartered Secretary
Charlette Clarke	Cayman Islands	Director
Patricia Trotter	Cayman Islands	Director
Glen Wigney	Canada	Director
Ian Wight	Britain/Cayman Islands	Director
Michael Pilling	Britain	Director
Peter Anderson	Britain	Director
Richard Douglas	Britain/Cayman Islands	Director
Tamara Corbin	Cayman Islands	Director
William Walmsley	Britain/Cayman Islands	Director
Woodbourne Associates (Cayman) Limited	Cayman Company	Secretary	Nominee Company

Woodbourne Associates (Cayman) Limited: Sole Officer of SC (GP), Inc.

Unless otherwise noted below, each of the listed persons’ principal occupation is a chartered accountant and has as his/her business address P.O. Box 1787 GT, Grand Cayman, Cayman Islands.

NAME	PLACE of CITIZENSHIP	POSITION with Cardinal Investments	PRINCIPAL OCCUPATION
Alan Milgate	Canada	Director
Alison Hill	Britain	Director	Chartered Secretary
Charlette Clarke	Cayman Islands	Director
Patricia Trotter	Cayman Islands	Director
Glen Wigney	Canada	Director
Ian Wight	Britain/Cayman Islands	Director/Secretary
Michael Pilling	Britain	Director
Peter Anderson	Britain	Director
Richard Douglas	Britain/Cayman Islands	Director
Tamara Corbin	Cayman Islands	Director
William Walmsley	Britain	Director
Anne Mervyn	Canada	Director/Assistant Secretary	Executive Secretary